FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of June, 2005


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:June 15 2005

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99 Notification to the Netherlands Authority For the Financial Markets dated 15 June 2005 'Transaction in Own Securities'

Exhibit 99


Form for the disclosure of securities transactions in the own issuing institution

Part I

1.   Name of issuing institution      : Unilever N.V.

2.   Name of person obliged to notify : Unilever N.V.

Sort of security

3.   Sort of security                 : depositary receipts of ordinary shares
                                        (NLG 1.12)
4.   To be filled out if applicable:

   - Nominal value of the security    : NLG 1.12

   - Option series                    : not applicable

   - Exercise price                   : not applicable

   - Expiration date                  : not applicable

Transaction in the security indicated in questions 3 and 4

5.   Date of the transaction                             : See table

6a.  Number of securities acquired in the transaction    : See table

b.   Number of securities sold in the transaction        : not applicable

7.   Price of the securities                             : See table

8.   Open/Close (in case of options)                     : not applicable

Date             No. of Shares       Average purchase price
                   purchased
31-May-05             100,000                   54.1959
01-Jun-05              32,645                   54.0203
02-Jun-05             100,000                   54.7363
03-Jun-05             100,000                   54.8179
06-Jun-05             100,000                   54.1395
07-Jun-05              56,089                   54.4305
08-Jun-05              73,587                   54.3616
09-Jun-05             100,000                   54.3692
10-Jun-05             100,000                   54.3357
13-Jun-05             100,000                   54.5073
14-Jun-05             100,000                   54.2627

Part II
(Intended solely to enable the Netherlands Authority for the Financial Marketsto verify this notification; this information will not be entered in the register)

- What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. An institution  which has issued or will issue securities  within the meaning
of Section 46, par.1:                   x Yes - No

2. Any person who  determines  or  contributes  to the daily  management  of the
institution:                              Yes x No

3. Any person who supervises the management of the board of
directors and the general affairs of the company and the entities connected with
it:                                       Yes x No

4. Members of the board of directors and supervisory board of legal entities and companies which are connected with the institution in a group, with the exception of persons falling within the categories mentioned under 2 and 3:
                                          Yes x No

5. Persons providing directly or indirectly more than 25 % of the capital of the institution, as well as, in case the notification is done by a company or institution, the board of directors andthe supervisory board of that company or
institution:                              Yes x No

6. Spouses and relations by blood or affinity in the first degree of the persons
as mentioned in the categories 2 through 5 above:      Yes x No

7. Other persons  running a joint household with the persons as mentioned in the
categories 2 through 5 above:            Yes x No

8. Relations by blood or affinity of the persons as mentioned in the categories 2 through 5 above, which do not have a joint household with these persons, in case these relations by blood or affinity of the persons, have more than 5% of the shares or share certificates of the institution at their disposal, or will obtain more than 5% of the shares or share certificates of the institution:
                                        Yes x No

9. Members of the Works Council, the Group Works Council or the Central Works Council of the institution, as described in the Works Councils Act: -
                                         Yes x No

- Is the disclosure made through the Compliance Officer of the issuing
institution:                             x Yes - No

- If the transaction concerns an employee participation plan: date of granting of the option: not applicable

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Rotterdam,
Date: 15 June 2005

J.A.A. van der Bijl
Compliance officer